SECURITIES AND EXCHANGE COMMISSION
                  Washington, DC 20549
                        FORM 6-K

            REPORT OF FOREIGN PRIVATE ISSUER
          PURSUANT TO RULE 13a-16 OR 15d-16 OF
          THE SECURITIES EXCHANGE ACT OF 1934

             For the month of April, 2003
            -------------------------------

          Perusahaan Perseroan (Persero) P.T.
           Indonesian Satellite Corporation
    (Translation of Registrant's Name into English)

                   Indosat Building
            Jalan Medan Merdeka Barat, 21
              Jakarta 10110 - Indonesia
      (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F   X        Form 40-F ____
                    -----

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.)

         Yes  _____     No     X
                             -----

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.)




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             [Indosat Logo Appears Here]


       Indosat Operating Revenue in Year 2002
         Rp 6.767 trillion; Cellular Revenue
                 Contributed 48.3%

Jakarta, 1 April 2003. PT Indosat Tbk (Indosat) on
March 31, 2003 submitted the Audited Consolidated
Financial Statement for the Year 2002 with Independent
Auditors Report to Bapepam, Jakarta and Surabaya
Stock Exchanges. Indosat reported Operating Revenue for
Year 2002 amounting to Rp 6.767 trillion and Operating
Income for year 2002 was recorded as Rp 1.912 trillion.
Net Income was recorded as Rp 336.3 billion as a results of Others-expenses such as Goodwill
Amortisation, Interest Expense, Provision for Doubtful
Interest Receivable from Convertible Bonds, Adjustment of Account Receivable-trade from PT Telkom and
Interest on Tax Instalments due to Cross Ownership
Transaction.

Cellular Revenue contributed 48.3% and International
Calls contributed 31.6% to Operating Revenue. While other services including Multimedia, Data
Communication and Internet contributed 20.1%.

In general, year 2002 result was in line with Indosats strategy namely increasing revenue contribution from cellular, noted Widya Purnama, President Director
Indosat. While Earning Before Interest Tax
Depreciation and Amortization or EBITDA can be increased to Rp 3.636 trillion or EBITDA margin of 53.7%, Widya continued.

Indosat booked Operating Expense for the year 2002 in the amount of Rp 4.855 trillion. Operating Expense for year 2002 was mainly due to Depreciation Expense amounting to Rp 1.723 trillion; Other Costs of Service amounting to Rp 735.9 billion which mostly comes from SIM Cards and Voucher and Frequency Fee; and Employee
Expenses amounting to Rp 687.2 billion.

In year 2002, Indosat recorded Other Income (Expense) amounting to Rp 640.6 billion as expense. Main contribution to the Other Expenses were Goodwill
Amortization, Interests Expense and Provision for doubtful interest receivable from Convertible Bonds and Interest of Tax Instalments due to Cross-Ownership
Transaction.

Goodwill Amortization Expense amounting to Rp 753.5 billion mainly represented amortization of Goodwill from the acquisition of 100% equity interest in Bimagraha in May 2001 in the amount of Rp 2.728 trillion and Goodwill from the acquisition of 25% equity interest in Satelindo in June 2002 in the amount of Rp 2.055 trillion which were amortized over a period of 5 years using straight line method.
On December 31, 2002 Goodwill-net of amortization was
Rp 3.712 trillion.

Provision for doubtful interest receivable from Convertible Bonds expense amounting to Rp 287.8 billion from Convertible Bonds of PT Cipta Televisi
Indonesia.

Adjustment of account receivable trade from PT Telkom amounting to Rp 118.0 billion was a result of reconciliation of account receivable balance until December 31, 2002.

Others-net was mainly due to Interests on Tax
Instalments due to Cross Ownership Transaction amounting to Rp 137.5 billion and Allowance for Decline in Value of Investment amounting to Rp 50.0 billion.

In year 2002, Indosat also recorded Equity in Net
Income of Associated Companies amounting to Rp 72.3 billion as a contribution from subsdiaries' net income (equity method) mainly MGTI.

As a result of the increase in Other Expenses, Indosat recorded Income Before Tax amounting to
Rp 1.344 trillion in 2002. While Income Tax for year 2002 was recorded in the amount of Rp 774.4 billion comprised Current Income Tax of Rp 245.9 billion and Deferred Income Tax of Rp 528.5 billion, hence Indosat recorded Net Income of Rp 336.3 billion in year 2002.

In the consolidated balance sheet, Indosat recorded
Total Asset amounting to Rp 22.002 trillon as at December 31, 2002 comprised of Current Assets of
Rp 5.140 trillion and Non-Current Assets of Rp 16.862 trillion. A decline in current assets is in line with a decline in current liabilities mainly due to the payment of the Company's tax liability from cross ownership transaction with Telkom which the Company made in cash during 2002.

Indosats Current Liabilities as at December 31, 2002 was recorded as Rp 3.182 trillion and Non-Current
Assets was Rp 8.079 trillion. Indosat recorded
Equities amounting to Rp 10.603 trillion hence the Total Liabilities and Equities were recorded as Rp 22.002 trillion.

The Consolidated Financial Statement for Year 2002 was audited by Prasetio, Sarwoko & Sandjaja, a member of Ernst & Young Global, who gave a non-qualified opinion in its Independent Auditors Report.

The Consolidated Financial Statement for Year 2002 can be found at website www.indosat.com.

The financial statements were prepared in accordance to the Indonesian Generally Accepted Accounting
Principles. As a public company which shares are listed in the New York Stock Exchange, Indosat will submit a report describing the significant differences between the generally accepted accounting principles in Indonesia with those in the United States of America
(US GAAP) as well as the effects of those differences on net income and stockholders equity on a separate report. Indosat plans to submit the report at the same time as it files the Annual Report in Form 20-F to the Securities Exchange Commission (SEC).

Indosat is a full telecommunication network and service provider in Indonesia and the Companys shares are listed on the Jakarta and Surabaya Stock Exchanges
(JSX : ISAT) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE : IIT).

For Further Information Please Contact :
Corporate Communications Division
Telp : 62-21-3869614
Fax : 62-21-3804045
E-mail: investor@indosat.com
Website: www.indosat.com

Public Relations Department
Telp : 62-21-3869625
Fax  : 62-21-3812617
E-mail : publicrelations@indosat.com
Website : www.indosat.com




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  SIGNATURES

Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       Perusahaan Perseroan (Persero) P.T.
                       Indonesian Satellite Corporation


Date: April 15, 2003   By: /s/ Widya Purnama
                       -------------------------------
                       Name: Widya Purnama
                       Title: President